ALPS Series Trust

1290 Broadway, Suite 1100

Denver, CO 80203

January 28, 2019

VIA EDGAR

Ms. Christina Fettig

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALPS Series Trust (the “Registrant”)

File Nos. 333-229054

Form N-14 filed December 28, 2018

Dear Ms. Fettig and Mr. Ganley:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the Staff of the Division of Investment Management (the “Staff”) on January 23. 2019 regarding the Registrant’s Form N-14 filed December 28, 2018 (the “Registration Statement”).

A.	Comment: Please indicate which of the two funds the Registrant believes should be the accounting and performance survivor.

Response: The Clarkston Fund is intended to be the accounting and performance survivor. For further details, the Registrant respectfully directs your attention to the correspondence filed via EDGAR on January 10, 2019 entitled “NAST Analysis for a Proposed Reorganization.”

B.	Comment: Please describe how the timing of the effectiveness of the Form N-14 will relate to the timing of the effectiveness of the Post-Effective Amendment on Form N-1A pursuant to Rule 485(b) for the same two funds since both filings are likely to occur on the same day, January 28, 2019. Please focus on the incorporation by reference aspects of the Form N-14 filing.

Response: The Registrant intends to file the Post-Effective Amendment to Form N-1A on January 28, 2019, with immediate effectiveness pursuant to Rule 485(b).

Subsequent to that filing, the Registrant will make a Rule 497 filing in connection with the previously filed Form N-14. This Rule 497 filing will incorporate by reference the applicable prospectus and statement of additional information for each fund filed earlier in the day under Form N-1A into the combined proxy statement/prospectus relating to the Reorganization.

* * *

Division of Investment Management

U.S. Securities and Exchange Commission

January 28, 2019

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Richard C. Noyes
Richard C. Noyes
Secretary, ALPS Series Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP